Dynasty Gaming Inc. Announces results of Shareholder Meeting

Montreal, Québec: September 29, 2008 – Dynasty Gaming Inc. (TSXV: DNY - OTCBB: DNYFF) (“Dynasty”) is pleased to report that at its annual and special shareholders meeting held September 24, 2008 in Montreal, Messrs. Robert Lupacchino, Dominic Chan and Yat-Sang Kwong were elected as new directors and Messrs. Albert Barbusci, Kiyoshi Eguchi and Joseph Lau were re-elected as directors of the Company.

At the meeting, shareholders also approved the resolutions relating to: (i) the change of the corporate name of the Company to “PC Stars Inc.”, (ii) the consolidation of the issued and outstanding common shares of the Company on the basis of one common share for every 23.0869 common shares issued and outstanding, (iii) the holding of meetings of shareholders outside of Canada in the United States, and (iv) the proposed acquisition (the “Proposed Acquisition”) of all of the issued and outstanding securities of Silva Ford Technology Limited (“Silva Ford”) and BaiYou Digital Technology Company Limited (“BaiYou HK”), two wholly-owned subsidiaries of Sky Gain, a corporation incorporated under the laws of the British Virgin Islands and controlled by Dr. Wilson Cho, such that Silva Ford and BaiYou HK will become wholly owned subsidiaries of Dynasty upon the closing of the Proposed Acquisition.  The name change and consolidation will only be effected at the closing of the Proposed Acquisition.

The Company is working toward the successful completion of the Proposed Acquisition, including the concurrent private placement of 6,000,000 units of Dynasty at a price of US$5.00 per unit to eligible investors resident in the United States of America, for aggregate gross proceeds to the Company of US$30,000,000.  Please see the Company’s news release of August 27, 2008 for more detail regarding the Proposed Acquisition.

About Dynasty Gaming Inc.

Incorporated in 1994, Dynasty is a Montreal-based corporation the principal business of which is to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

For additional information, please contact:

Mr. Albert Barbusci, Chief Executive Officer

Dynasty Gaming Inc.

(514) 288-0900 - Ext. 224